July 24, 2024

Faith Zaslavsky
Chief Executive Officer
IMAC Holdings, Inc.
3401 Mallory Lane, Suite 100
Franklin, TN 37067

       Re: IMAC Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 6, 2024
           File No. 001-38797
Dear Faith Zaslavsky:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Carol W. Sherman, Esq.